UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 333-256665

Abits Group Inc

Level 24 Lee Garden One 33 Hysan Avenue

Causeway Bay

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

Loan Agreement

On March 17, 2025, Abit USA, Inc. (“Abit USA”), a Delaware corporation and a wholly owned subsidiary of Abits Group Inc (the “Company”), entered into a loan agreement (the “Loan Agreement”) with Jizhez Holdings Limited, a Hong Kong company and an unrelated third party (the “Lender”), pursuant to which Abit USA would borrow from the Lender a loan in the original principal amount of $3,000,000.00 (the “Loan”). Abit USA will use the proceeds from the Loan to acquire certain assets for its bitcoin mining operations pursuant to an asset purchase agreement (referenced below).

The Loan bears interest at a simple rate of 12.0% per annum and has a term of twenty-four months from the date of the Loan proceeds are delivered by the Lender. Abit USA may prepay all or a portion of the Loan at any time. Pursuant to the Loan Agreement, Abit USA is required to repay the Loan in twenty-four equal monthly installments, with each installment payment amount being $155,000.00. The Loan is secured by certain assets of Abit USA, including land, building and other assets located in Duff, Tennessee. In the event of a default by Abit USA, the remaining unpaid balance of the Loan would be immediately due and payable, and the Lender has the right to take possession of and sell the collateral and exercise any other remedies available under applicable law. The Loan closed on March 17, 2025.

Sales and Purchase Agreement

On March 7, 2025, Abit USA entered into a sales and purchase agreement (the “Purchase Agreement”) with an unrelated third party, Bitmain Technologies Delaware Limited, a Delaware company (the “Seller”). Pursuant to the agreement, Abit USA would purchase certain HASH Super Computing Servers (as defined in the Purchase Agreement) from the Seller for an aggregate purchase price of $3,214,800.00 for its cryptocurrency mining operations.

The foregoing descriptions of the Loan Agreement and the Purchase Agreement are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the form of the Loan Agreement and the Purchase Agreement, which are filed as Exhibits 10.1 and 10.2 to this report and are incorporated herein by reference.

The Company issued a press release announcing the foregoing matters on March 19, 2025. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description
10.1	Loan Agreement dated March 17, 2025, by and between Jizhez Holdings Limited and Abit USA, Inc.
10.2	Sales and Purchase Agreement dated March 5, 2025, by and between Bitmain Technogies Delaware Limited and Abit USA, Inc.
99.1	Press release dated March 19, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABITS GROUP INC

Date: March 19, 2025	By:	/s/ Conglin Deng
	Name:	Conglin Deng
	Title:	Chief Executive Officer